[redacted]

13025785

SEC MAIL RECEIVED AUG 2 9 2013 WASH, D.C. 193 SECTION

RECEIVED SEC MISSION AUG 29 PM 1:59 SEC/TM

9/13/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo (City) — California (State) — 93012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Voss — (805) 764-6730 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) — Northridge (City) — California (State) — 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/27/13

OATH OR AFFIRMATION

I, Mitchell Voss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn to (or affirmed) before me on this 6 day of August, 2013 by Mitchell Voss proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President
Title

AMY L. HAGIU
Commission # 2028486
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Mutual Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities, Inc., (the Company) as of June 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2013

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Financial Condition
June 30, 2013

Assets

Cash and cash equivalents	$	1,078,260
Deposit with clearing organization		200,000
Commissions receivable		327,760
Furniture, equipment, and leasehold improvements, net		58,721
Note receivable, at fair value		44,080
Prepaid expense		102,076
Other assets		200
Deposit- other		100,000
Total assets	$	1,911,097

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	32,200
Payable to brokers/dealers		425,972
Profit sharing contribution payable		19,148
Income taxes payable		7,929
Total liabilities		485,249

Commitments and contingencies

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding		23,413
Additional paid-in capital		142,726
Retained earnings		1,259,709
Total stockholders' equity		1,425,848
Total liabilities and stockholders' equity	$	1,911,097

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Income
For the Year Ended June 30, 2013

Revenues	
Brokerage commission income	$ 7,004,923
Mutual fund and direct product commissions	2,982,079
Insurance and annuity commissions	1,696,786
Advisory fees	1,047,367
Interest income	602
Other income	986,620
Total revenues	13,718,377
Expenses	
Employee compensation and benefits	1,356,042
Commissions and floor brokerage	9,504,414
Communications	69,890
Professional fees	351,084
Occupancy and equipment rental	199,376
Other operating expenses	1,073,943
Total expenses	12,554,749
Net income (loss) before income tax provision	1,163,628
Income tax provision	17,659
Net income (loss)	$ 1,145,969

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2012	$ 23,413	$ 142,726	$ 1,252,449	$ 1,418,588
Distributions to stockholders	-	-	(1,138,709)	(1,138,709)
Net income (loss)	-	-	1,145,969	1,145,969
Balance at June 30, 2013	$ 23,413	$ 142,726	$ 1,259,709	$ 1,425,848

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2013

Cash flow from operating activities:		
Net income (loss)		$ 1,145,969
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 7,760	
(Increase) decrease in assets:		
Commissions receivable	(26,575)	
Note receivable, at fair value	19,293	
Other receivable	12,412	
Prepaid expense	6,884	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	14,275	
Payable to brokers/dealers	(79,070)	
Profit sharing contribution payable	(40,472)	
Income taxes payable	318	
Total adjustments		(85,175)
Net cash and cash equivalents provided by (used in) operating activities		1,060,794
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(1,138,709)	
Net cash and cash equivalents provided by (used in) financing activities		(1,138,709)
Net increase (decrease) in cash and cash equivalents		(77,915)
Cash and cash equivalents at beginning of year		1,156,175
Cash and cash equivalents at end of year		$ 1,078,260
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 3,189	
Income taxes	$ 17,341	

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from agency commissions and equity transactions. Services offered include the retail sale of corporate debt and equity securities and the sale of U.S. government and municipal securities. Services also include the sale of variable life insurance policies, annuities, and options.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising and marketing costs are expensed as incurred. For the year ended June 30, 2013, advertising costs of $8,987 are included in other operating expense.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 23, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2013 was $200,000.

Note 3: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements are recorded net of accumulated depreciation and

		Useful Life
Furniture and fixtures	$ 67,986	7
Machinery and equipment	59,729	5
Leasehold improvements	59,007	15
Total cost of furniture, equipment, and leasehold improvements	186,722	
Less: accumulated depreciation	(128,002)	
Furniture, equipment, and leasehold improvements, net	$ 58,720	

Depreciation expense for the year ended June 30, 2013 was $7,761.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $17,220.

Note 5: NOTE RECEIVABLE

At June 30, 2013, the Company had four unsecured notes receivable totaling $44,080. The notes earned interest at the rate of .25% per annum and are to be repaid in monthly installments through December 2014.

Note 6: RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2013, the Company paid $139,892 in occupancy expense to KCMA. See Note 9 for further information on the lease agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: 401 (K) PROFIT SHARING PLAN

The Company has a 401(k) plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2013, the Company incurred a total of $925 in matching contributions, discretionary contributions, and profit sharing contributions.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into an original lease agreement for office space on October 16, 2002, which was later amended on March 1, 2007. That lease expired on December 31, 2012. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessors. On October 1, 2009, the Company entered into a seperate lease agreement for office space in a seperate location (see Note 6) which will expire on August 31, 2015, with an option to renew for three five year periods.

At June 30, 2013, the minimum annual payments are as follows:

Year Ending June 30,	
2014	$ 139,892
2015	139,892
2016	23,315
2017 and thereafter	-
	$ 303,099

Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

During the year ending June 30, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2013-01	Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities	After January 1, 2013
2013-08	Financial Services - Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements	After December 15, 2013
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Notes to Financial Statements
June 30, 2013

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2013, the Company had net capital of $1,085,052 which was $985,052 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($485,248) to net capital was 0.45 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: SUBSEQUENT EVENTS

Subsequent to year-end, but prior to the issuance of these financial statements, all of the investment adviser representatives and their advisory client accounts were transferred from the Company to Mutual Advisors, LLC. ("Mutual Advisors"). Mutual Advisors is affiliated with the Company through common control. The Company will file to withdraw its registration as a registered investment adviser effective September 2, 2013 and will no longer offer fee-based advisory services. The Company will continue to offer brokerage services to certain clients of Mutual Advisors, and either the clients or their investment adviser representative will be charged for such brokerage services.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2013

Computation of net capital		
Common stock	$ 23,413	
Additional paid-in capital	142,726	
Retained earnings	1,259,709	
Total stockholders' equity		$ 1,425,848
Less: Non-allowable assets		
Furniture, equipment, and leasehold improvements, net	(58,721)	
Note receivable, at fair value	(44,080)	
Commissions receivable	(7,146)	
Prepaid expense	(102,076)	
Other assets	(200)	
Deposit- other	(100,000)	
Total non-allowable assets		(312,223)
Net capital before haircuts		1,113,625
Less: Haircuts on securities		
Haircut on money markets	(15,573)	
Other deductions	(13,000)	
Total haircuts on securities		(28,573)
Net Capital		1,085,052
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 32,350	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 985,052
Ratio of aggregate indebtedness to net capital	0.45 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2013.

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2013

A computation of reserve requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2013

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc.:

In planning and performing our audit of the financial statements of Mutual Securities, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2013

Mutual Securities, Inc. of California dba Mutual Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended June 30, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Mutual Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Mutual Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Securities, Inc.'s management is responsible for the Mutual Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Mutual Securities, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2013

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule of Securirties Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2013

	Amount
Total assessment	$ 19,152
SIPC-6 general assessment Payment made on January 25, 2013	(9,051)
SIPC-7 general assessment Payment made on July 19, 2013	(10,101)
Total assessment balance	$ -